Exhibit 99.1

Focused Integration Continues to Deliver for Husky Energy

Calgary, Alberta (February 6, 2013) – Husky Energy’s focused integration strategy contributed to the delivery of strong results in 2012 by capturing Brent-like pricing in a market where deep discounts emerged for Western Canada oil production.

“We realized significant progress across all of our business segments in 2012 as we continued to rejuvenate our foundation in Heavy Oil and Western Canada and advance the Liwan Gas and Sunrise Energy Projects toward first production,” said CEO Asim Ghosh. “Steady, consistent execution of the Company’s balanced growth strategy resulted in strong returns across the business.”

Net earnings for the year of approximately $2.0 billion were comparable to 2011, excluding after-tax gains on the sale of non-core assets and despite the impact from planned maintenance programs in the Atlantic Region and weak gas prices. Cash flow from operations of $5.0 billion was in line with 2011 results.

Annual production of 301,500 barrels of oil equivalent per day (boe/day) reflected an earlier than anticipated return to production following the SeaRose Floating Production Storage and Offloading (FPSO) vessel offstation in the Atlantic Region and early startup of two heavy oil thermal projects, offset by a deliberate reduction in natural gas volumes.

Performance Highlights

•	Annual production averaged 301,500 boe/day compared to 312,500 in 2011. Fourth quarter production was 319,300 boe/day, up from 285,000 boe/day in the third quarter following the SeaRose FPSO ramp up.
•	Net earnings in the fourth quarter were $474 million, or $0.48 per share (diluted), compared to $408 million, or $0.42 per share (diluted) in the year-ago period.

•	Cash flow from operations in the fourth quarter was $1.4 billion, or $1.44 per share (diluted), compared with

·	$1.2 billion, or $1.24 per share (diluted) in 2011.

•	Net earnings for the year were $2.0 billion, or $2.06 per share (diluted), compared to $2.2 billion, or $2.34 per share (diluted) in 2011.

•	Cash flow from operations for the year of $5.0 billion in 2012, or $5.13 per share (diluted), compared with $5.2 billion, or $5.58 per share (diluted) in 2011.

Foundation

•
Throughput at the Company’s refineries and upgrader averaged 327,000 bbls/day in 2012, compared to 317,000 bbls/day in 2011. Fourth quarter throughput averaged 335,000 bbls/day, compared to 324,000 bbls/day in the year-ago period.

•	Pikes Peak South and Paradise Hill heavy oil thermal projects came online ahead of schedule and surpassed their design rate volumes.

•	Sanctioned 10,000 bbls/day Rush Lake heavy oil thermal development. The 3,500 bbls/day Sandall thermal project continued to progress toward startup in 2014.
•
Continued to set the groundwork for the transformation of Western Canada business with a growing focus on oil and liquids-rich resource plays. At year end, production from resource plays was approximately 20,000 boe/day

Growth Pillars

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Installed the shallow water jacket for the Liwan Gas Project and received final Overall Development Plan approval from the Chinese Government, with first gas anticipated in the late 2013/early 2014 timeframe.

•
Completed drilling on 49 steam-assisted gravity drainage (SAGD) wells for Phase 1 of the Sunrise Energy Project and achieved greater cost certainty with conversion to lump-sum contracts as construction advanced towards scheduled first production in 2014.

•
In the Atlantic Region, excavated the subsea drill centre at the South White Rose extension project, with first oil planned for 2014. Progressed early stage engineering for the West White Rose extension.

FINANCIAL AND OPERATIONAL HIGHLIGHTS
	Three Months Ended			Twelve Months Ended
	Dec. 31 2012	Sept. 30 2012	Dec. 31 2011	Dec. 31 2012	Dec. 31 2011
1) Daily Production, before royalties
Total Equivalent Production (mboe/day)	319	285	319	302	312
Crude Oil and NGLs (mbbls/day)	232	194	219	209	211
Natural Gas (mmcf/day)	524	545	598	554	607
2) Total Upstream Netback ($/boe) (1)	35.99	30.08	42.65	35.14	40.04
3) Refinery and Upgrader Throughput (mbbls/day)	335	328	324	327	317
4) Cash Flow from Operations(2) (Cdn $ millions)	1,414	1,271	1,197	5,010	5,198
Per Common Share – Basic ($/share) Per Common Share – Diluted ($/share)	1.44 1.44	1.29 1.29	1.25 1.24	5.13 5.13	5.63 5.58
5) Net Earnings (Cdn $ millions) Per Common Share – Basic ($/share) Per Common Share – Diluted ($/share)	474 0.48 0.48	526 0.53 0.53	408 0.42 0.42	2,022 2.06 2.06	2,224 (3) 2.40 2.34
6) Adjusted Net Earnings(3) (Cdn $ millions) Per Common Share – Basic ($/share) Per Common Share – Diluted ($/share)	487 0.50 0.50	512 0.52 0.52	481 0.50 0.50	2,010 2.06 2.06	2,277 2.46 2.44
7) Capital Investment, including acquisitions (Cdn $ millions)	1,473	1,252	1,332	4,701	4,618
8) Dividend Per Common Share ($/share)	0.30	0.30	0.30	1.20	1.20

(1) Upstream netback includes results from Upstream Exploration and Production and excludes Upstream Infrastructure and Marketing.
(2) Cash flow from operations is a non-GAAP measure. Refer to the Q4 MD&A, Section 11 for reconciliation.
(3) The 2011 net earnings included after-tax gains of $193 million on the sale of non-core assets and an asset swap.

Average annual production of 301,500 boe/day was within the guidance range of 290,000 to 315,000 boe/day. Fourth quarter production averaged 319,300 boe/day compared to 318,900 boe/day in the fourth quarter of
2011, despite the planned impacts from the SeaRose FPSO offstation and a deliberate reduction in natural gas production.

In the Atlantic Region, commercial hydrocarbons were not encountered at the Searcher prospect and the well has been expensed. The non-operated Terra Nova facility has yet to return to planned production rates following the 2012 turnaround. Husky’s share of production from Terra Nova is currently about 2,000 bbls/day.

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“Increasing product and location differentials have had a significant impact on Western Canada pricing,” says CFO Alister Cowan. “However our integrated Downstream operations continue to give us the flexibility to capture world prices for our heavy, bitumen and light oil production.”

Average realized crude oil pricing in the fourth quarter was $72.17 per barrel, compared to $89.79 per barrel in the same period last year. U.S. refining market crack spreads averaged $28.00 per barrel, with the realized refining margin averaging U.S. $16.24 per barrel compared to U.S. $14.80 per barrel in the same period in 2011.

Over the year, U.S. realized refining margins were U.S. $17.51 per barrel, compared to U.S. $17.60 per barrel in 2011.

KEY AREA SUMMARY AND GROWTH UPDATE

THE FOUNDATION BUSINESS

•	Heavy Oil

Heavy Oil is a cornerstone of the Company’s foundation in Western Canada and proved to be an important growth area in 2012. Overall production increased 12 percent year over year, with better than anticipated performance from long-life thermal developments.

The Pikes Peak South and Paradise Hill thermal projects achieved first oil ahead of schedule in the second quarter and surpassed their total 11,500 bbls/day design rates within two months, achieving volumes of approximately 17,000 bbls/day over the fourth quarter.

A 10,000 bbls/day thermal project at Rush Lake was sanctioned in the fourth quarter, with first oil expected in 2015. Based on the 1,000 bbls/day performance from the initial single well-pair pilot, a second well pair is being advanced to production in the second quarter of 2013.

Construction is approximately 40 percent complete at the 3,500 bbls/day Sandall thermal development. Initial drilling is underway and the project is on track for first production in 2014.

A number of prospective heavy oil reservoirs have been identified for potential development as the Company continues to increase its thermal heavy oil production.

Horizontal well activity advanced with 144 wells drilled in 2012 compared to 130 horizontal wells drilled in 2011.

•	Western Canada

The transformation of the Western Canada business progressed in 2012 with a clear focus on resource plays. Overall, more than 95 percent of the wells drilled in Western Canada in 2012 targeted oil. Drilling and well completions were optimized to increase productivity and reduce costs.

Oil Resource Plays

The Company was active on five oil resource plays in the Bakken, Viking, Cardium, Rainbow Muskwa as well as the Slater River Canol prospect in the Northwest Territories, with a total of 93 horizontal wells and two vertical wells drilled across the portfolio in 2012.

3  HUSKY ENERGY INC. – 2012 FOURTH QUARTER RESULTS

Preparations are underway for the 2013 work program at Slater River, which includes an all-season access road and further evaluation of two vertical wells drilled in 2012. Regulatory approvals were recently granted for this work program.

Gas Resource Plays

The Company advanced its liquids-rich resource portfolio in the multi-zone Ansell and Kaybob areas of west central Alberta over the course of the year.

Eighteen horizontal and vertical wells were drilled during 2012 at Ansell, including three partner-operated wells, while four Duvernay wells were drilled and three completed at Kaybob. Drilling continues on a four-well pad of Duvernay horizontal wells and a second Montney horizontal well was completed in the fourth quarter.

GROWTH PILLARS

•	Asia Pacific Region

The Liwan Gas Project in the South China Sea is nearing completion, with first gas scheduled for late 2013/early 2014.

Significant milestones were achieved during the year. All development wells have been drilled and flow-tested and final well completion work is in progress. The jacket for the shallow water central platform, the largest ever built and installed in Asia, was completed and installed on the sea bed.

The topsides portion of the Liwan platform is on track for floatover and installation onto the central jacket in the second quarter of 2013, marking one of the last major infrastructure requirements for operational readiness. More than 80 percent of the overall project work has been completed as planned, including construction of the onshore gas plant.

Offshore Indonesia, steady progress was made as the Company and its partner advanced development of the shallow water MDA, MBH and BD fields in the Madura Strait. The first two fields will be developed in tandem with a wellhead platform. The BD field has an approved development plan with a gas sales agreement in place, and production is expected to begin in the 2015/2016 timeframe.

The exploration drilling program on the Madura Strait Block for 2012 resulted in four new gas discoveries which are now under evaluation for potential commercial development.

•	Oil Sands

Construction activity continued at the Sunrise Energy Project in northern Alberta as it moves towards planned first production in 2014. Field facilities for the 60,000 bbls/day (30,000 bbls/day net) first phase of the project are approximately three quarters complete, while the Central Processing Facility (CPF) is nearing the midway point of construction.

Substantial cost certainty was achieved in the fourth quarter with the conversion of the CPF construction contract to lump sum. More than 85 percent of Phase 1 project costs are now fixed. With regulatory approvals in place for a total of 200,000 bbls/day (100,000 bbls/day net), development of the next phase of Sunrise is underway with early engineering work scheduled for completion in 2013.

A regulatory application for a pilot at Saleski is being prepared and is expected to be filed later this year.

4  HUSKY ENERGY INC. – 2012 FOURTH QUARTER RESULTS

•	Atlantic Region

Husky advanced several offshore satellite projects in the Atlantic Region to further optimize the high netback potential of the White Rose area.
A subsea drill centre was excavated at the South White Rose extension in preparation for project sanction with first oil planned in 2014. Development concepts, including a wellhead platform, are being evaluated for the West White Rose extension project in anticipation of production in the 2016 timeframe.

A fourth production well was completed and brought online during the fourth quarter at the North Amethyst field, with plans to drill an additional well in the deeper Hibernia formation later this year pending regulatory review.

As part of its Atlantic Region rejuvenation program, the Company drilled its Searcher exploration prospect offshore Newfoundland and did not encounter commercial hydrocarbons. Husky is participating in the partner-operated Harpoon exploration well near the Mizzen discovery in the Flemish Pass. Pre-drilling work was also completed on two other potential exploration wells in the region.

The Company awarded a five-year contract for a new harsh environment semi-submersible drilling rig. The
West Mira is scheduled for delivery in 2015.

As reported in 2012, the planned offstation for the SeaRose FPSO vessel was executed safely, ahead of schedule and under budget, ramping up to expected production rates in the third quarter.

DOWNSTREAM

Consistently strong throughputs and reliable operations from the Company’s integrated Downstream business segments were driven by high reliability and targeted investments to enhance feedstock, product and market flexibility.

Throughput averaged 327,000 bbls/day in 2012, compared to 317,000 bbls/day in 2011. The Lloydminster Upgrader achieved several significant milestones during the year, including record monthly production, shipments and throughputs.

At the Lima Refinery in Ohio, construction of a 20,000 bbls/day kerosene hydrotreater to increase on-road diesel and jet fuel production is close to completion in anticipation of startup later this year. As part of a multi-year plan to improve operational efficiency and plant performance, the partner-operated Toledo, Ohio refinery completed construction of a 42,000 bbls/day reformer in the fourth quarter.

CORPORATE DEVELOPMENTS

Husky’s Board of Directors has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ending December 31, 2012. The dividend will be payable on April 1, 2013 to shareholders of record at the close of business on March 7, 2013.

A regular quarterly dividend on the 4.45 percent Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) will be paid for the period January 1, 2013 to March 31, 2013. The dividend of $0.27813 per Series 1 Preferred Share will be payable on April 1, 2013 to holders of record at the close of business on March 7, 2013.

5  HUSKY ENERGY INC. – 2012 FOURTH QUARTER RESULTS

CONFERENCE CALL

A conference call will take place on Wednesday, February 6 at 9 a.m. Mountain Time (11 a.m. Eastern Time) to discuss Husky's year-end and fourth quarter results. To listen live to the conference call, please call one of the following numbers:

Canada and U.S. Toll Free:                                                     1-800-319-4610
Outside Canada and U.S.:                                                       1-604-638-5340

CEO Asim Ghosh, COO Rob Peabody, CFO Alister Cowan and Senior Downstream VP Bob Baird will participate in the call. To listen to a recording of the call, available at 11 a.m. Mountain Time on February 6, please call one of the following numbers:

Canada and U.S. Toll Free:                                                     1-800-319-6413
Outside Canada and U.S.:                                                       1-604-638-9010

Passcode:                                            2658 followed by the # sign
Duration:                                            Available until March 6, 2013

An audio webcast of the call will also be available for approximately 90 days via Husky's website, www.huskyenergy.com, under Investor Relations.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively “forward-looking statements.”) The Company hereby provides cautionary statements identifying important factors that could cause actual results to differ materially from those projected in these forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely,” “are expected to,” “will continue,” “is anticipated,” “is targeting,” “estimated,” “intend,” “plan,” “projection,” “could,” “aim,” “vision,” “goals,” “objective,” “target,” “schedules” and “outlook”) are not historical facts, are forward looking and may involve estimates and assumptions and are subject to risks, uncertainties and other factors some of which are beyond the Company’s control and difficult to predict.

Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

In particular, forward-looking statements in this document include, but are not limited to, references to:

•
with respect to the Company's Asia Pacific Region: planned timing of first production at the Company's Liwan Gas Project; anticipated timing of installation of the topsides portion of the platform at the Company's Liwan Gas Project; development plans for the Company's Madura Strait Block; and anticipated timing of first production at the Company's Madura Strait Block;

6  HUSKY ENERGY INC. – 2012 FOURTH QUARTER RESULTS

•
with respect to the Company's Atlantic Region: planned timing of first oil from the Company's South White Rose extension project; anticipated timing of production at the Company's West White Rose extension project; planned drilling activity in the Hibernia formation; and scheduled timing of delivery of the Company's West Mira drilling rig;

•
with respect to the Company's Oil Sands properties: anticipated timing of first production from Phase 1 of the Company's Sunrise Energy Project; scheduled timing of completion of early engineering work for the next phase of the Company's Sunrise Energy Project; and expected timing of filing for regulatory approval of the Company's Saleski pilot project;

•
with respect to the Company's Heavy Oil properties: anticipated timing of first production at the Company's Sandall thermal project; and anticipated timing of the pilot project and commercial production at the Company's Rush Lake thermal project;

•	with respect to the Company's Western Canadian oil and gas resource plays: the 2013 work program at the Company's Slater River Project; and

•	with respect to the Company’s Downstream business segment: scheduled timeline of completion and startup for the kerosene hydrotreater at the Company’s Lima Refinery in Ohio.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2011 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.

7  HUSKY ENERGY INC. – 2012 FOURTH QUARTER RESULTS

Disclosure of Oil and Gas Information

The Company uses the terms barrels of oil equivalent (“boe”), which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

The Upstream netback per barrel of oil equivalent was determined by taking the Upstream Exploration and Production netback (price received less royalties, operating cost and transportation) and dividing it by gross production for the respective period. The results from Upstream Infrastructure and Marketing are excluded.  Please refer to Note 1 of the Company’s Condensed Interim Consolidated Financial Statements for the period ended September 30, 2012.

For further information, please contact: Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

8  HUSKY ENERGY INC. – 2012 FOURTH QUARTER RESULTS